UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

ALTIRIS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
02148M 10 0
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02148M 10 0	Page	2	of	11

1	NAMES OF REPORTING PERSONS: TCV IV, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		2,958,508 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,958,508 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,958,508 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.	02148M 10 0	Page	3	of	11

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		110,319 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		110,319 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

110,319 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5.

CUSIP No.	02148M 10 0	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IV, L.L.C. See item 2 for identification of the Managing Members

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,068,827 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,068,827 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,068,827 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A) Please see Item 5.

CUSIP No.	02148M 10 0	Page	5	of	11

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		16,666 SHARES OF COMMON STOCK(A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,068,827 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,085,493 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,085,493 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5. This includes options issued under the Company’s 2002 Stock Plan and held directly by Mr. Hoag that can be immediately exercised for a total of 12,500 shares and 4,166 shares held directly by Mr. Hoag that were issued under the Company’s 2002 Stock Plan and subject to vesting.

CUSIP No.	02148M 10 0	Page	6	of	11

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		50,608 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,068,827 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,119,435 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,119,435 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5. This includes 50,608 shares distributed to the Kimball Family Trust Uta Dtd 2/23/94, which Mr. Kimball and his wife are sole trustees.

CUSIP No.	02148M 10 0	Page	7	of	11
ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Altiris, Inc., a Delaware corporation (“Altiris” or the “Company”). The Company’s principal executive offices are located at 588 West 400 South Lindon, Utah 84042.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”) and (5) Richard H. Kimball (“Mr. Kimball”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not Applicable.
ITEM 4. PURPOSE OF TRANSACTION.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of their shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 24, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	02148M 10 0	Page	8	of	11
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on May 1, 2006, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag and Mr. Kimball owned directly and/or indirectly the following shares:

	Number of	Percentage of
	Total Shares	Outstanding Shares (*)
Name of Investor	(Including Options)	(Including Options)
TCV IV	2,958,508	10.24% (**)
Strategic Partners IV	110,319	Less than 1% (**)
Management IV	3,068,827	10.63% (**)
Mr. Hoag	3,085,493	10.67% (**)(***)
Mr. Kimball	3,119,435	10.80% (**)(****)
(*) All percentages in this table are based on the 28,877,615 shares of Common Stock of the Company outstanding, as reported on the Company’s Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 and filed with the Securities and Exchange Commission on April 26, 2006.
(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***) This includes options issued under the Company’s 2002 Stock Plan and held directly by Mr. Hoag that can be immediately exercised for a total of 12,500 shares; and 4,166 shares held directly by Mr. Hoag that were issued under the Company’s 2002 Stock Plan and subject to vesting.
(****) This includes 50,608 shares held by the Kimball Family Trust Uta Dtd 2/23/94, which Mr. Kimball and his wife are the sole trustees. Mr. Kimball disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
Each of TCV IV and Strategic Partners IV (together the “TCV IV Funds”) has the sole power to dispose or direct the disposition of the Common Stock held directly by them and as reported herein. Each of the TCV IV Funds has the sole power to direct the vote of its respective Common Stock. Management IV, as the sole general partner of the TCV IV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the Common Stock and direct the vote of the Common Stock. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Common Stock held by TCV IV Funds and the shared power to direct the vote of the Common Stock held by TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds except to the extent of their pecuniary interest therein. Mr. Hoag has the sole power to dispose and direct the disposition of the shares of Common stock received upon exercise of options granted to Mr. Hoag under the Company’s 2002 Stock Plan and the restricted shares received by Mr. Hoag and issued under the Company’s 2002 Stock Plan once vested. He also has the sole power to direct the vote of his shares of Common Stock received upon exercise of the options granted to Mr. Hoag under the Company’s 2002 Stock Plan and the restricted shares held by Mr. Hoag which were issued under the Company’s 2002 Stock Plan. Mr. Kimball has the sole power to dispose and direct the disposition of the shares of Common Stock held by the Kimball Family Trust Uta Dtd 2/23/94 and the sole power to direct the vote of his shares of Common Stock held by the Kimball Family Trust Uta Dtd 2/23/94. Mr. Kimball disclaims beneficial ownership of the shares held by the Kimball Family Trust Uta Dtd 2/23/94 except to the extent of his pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c).
On March 29, 2004, the Kimball Family Trust Uta Dtd 2/23/94 gifted 4229 shares of Common Stock of the Company.
On July 20, 2004, Mr. Hoag received a grant of options to purchase 12,500 shares of Common Stock under the Company’s 2002 Stock Plan.
On May 18, 2005, Mr. Hoag received a grant of 4,166 shares of restricted stock issued under the Company’s 2002 Stock Plan, such shares are subject to vesting.
On February 8, 2006, Mr. Hoag received a grant of 4,166 shares of restricted stock issued under the Company’s 2002 Stock Plan, such shares are subject to vesting.
On February 24, 2006, Mr. Hoag transferred 4,166 shares of restricted stock issued under the Company’s 2002 Stock Plan in a transaction not for value to TCMI, Inc. Mr. Hoag and Mr. Kimball are the sole shareholders and the sole directors of TCMI, Inc. Mr. Hoag and Mr. Kimball disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.

CUSIP No.	02148M 10 0	Page	9	of	11
On April 28, 2006, TCV IV Funds listed below made an in-kind pro-rata distribution to their limited partners, without consideration:

Name of Investor	Shares Distributed
TCV IV	1,199,147
Strategic Partners IV	53,830	(*)
(*)This includes 5,564 shares distributed to the Hoag Family Trust U/A Dtd 8/2/94, of which Mr. Hoag and his wife are the sole trustees. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Family Trust U/A Dtd 8/2/94 except to the extent of his pecuniary interest therein. This also includes 6,159 shares distributed to the Kimball Family Trust Uta Dtd 2/23/94, of which Mr. Kimball and his wife are the sole trustees. Mr. Kimball disclaims beneficial ownership of the shares held by the Kimball Family Trust Uta Dtd 2/23/94 except to the extent of his pecuniary interest therein.
On April 28, 2006, TCV IV Funds listed below made an in-kind pro-rata distribution to their general partner, without consideration:

Name of Investor	Shares Distributed
TCV IV	246,931
Strategic Partners IV	92
On April 28, 2006, Management IV made an in-kind distribution of 257,012 shares of Common Stock of the Company to its members, without consideration. This includes 60,601 shares distributed to the Hoag Family Trust U/A Dtd 8/2/94, of which Mr. Hoag and his wife are the sole trustees; 13,290 shares distributed to Hamilton Investments Limited Partnership, of which Mr. Hoag and his wife are the sole limited partners. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Family Trust U/A Dtd 8/2/94 and Hamilton Investments Limited Partnership except to the extent of his pecuniary interest therein. This also includes 44,449 shares distributed to the Kimball Family Trust Uta Dtd 2/23/94, of which Mr. Kimball and his wife are the sole trustees. Mr. Kimball disclaims beneficial ownership of the shares held by the Kimball Family Trust Uta Dtd 2/23/94 except to the extent of his pecuniary interest therein.
On May 1, 2006, Mr. Hoag exercised options to purchase 50,000 shares of the Company’s Common Stock at an exercise price of $7.50 per share. Mr. Hoag subsequently sold these 50,000 shares at a price of $20.05 per share.
On May 1, 2006, TCMI, Inc. sold 4,166 shares of the Company’s Common Stock at an average price of $20.2618 per share. Mr. Hoag and Mr. Kimball are sole shareholders and directors. Mr. Kimball and Mr. Hoag disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein.
On May 1, 2006, the Hoag Family Trust U/A Dtd 8/2/94 sold 69,985 shares of the Company’s Common Stock at an average price of $20.1496 per share. Mr. Hoag and his wife are the sole trustees of the trust. Mr. Hoag disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
On May 1, 2006, Hamilton Investments Limited Partnership sold 13,290 shares of the Company’s Common Stock at an average price of $20.1496 per share. Mr. Hoag and his wife are the sole limited partners of the partnership. Mr. Hoag disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 24, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Altiris, Inc. filed on May 24, 2002)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

CUSIP No.	02148M 10 0	Page	10	of	11
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 1, 2006

TCV IV, L.P.
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Carla S. Newell
Name:	Carla S. Newell
Its: Authorized Signatory

CUSIP No.	02148M 10 0	Page	11	of	11
EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Altiris, Inc. filed on May 24, 2002)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)